Exhibit 99.1

IGI Investor Presentation Second Quarter 2023 August 2023

Forward Looking Statements 2 International General Insurance Holdings Ltd. This presentation contains “forward - looking statements” within the meaning of the “safe harbour” provisions of the Private Securities Litigation Reform Act of 1995 . The expectations, estimates, and projections of the business of IGI may differ from its actual results and, consequently, you should not rely on forward - looking statements as predictions of future events . Words such as “expect,” “estimate,” “project,” “budget,” “forecast,” “anticipate,” “intend,” “plan,” “may,” “will,” “could,” “should,” “believes,” “predicts,” “potential,” “continue,” and similar expressions are intended to identify such forward - looking statements . Forward - looking statements contained in this presentation may include, but are not limited to, our expectations regarding the performance of our business, our financial results, our liquidity and capital resources, the outcome of our strategic initiatives, our expectations regarding pricing and other market conditions, and our growth prospects . These forward - looking statements involve significant risks and uncertainties that could cause the actual results to differ materially from the expected results . Most of these factors are outside of the control of IGI and are difficult to predict . Factors that may cause such differences include, but are not limited to : (1) changes in demand for IGI’s services together with the possibility that IGI may be adversely affected by other economic, business, and/or competitive factors globally and in the regions in which it operates ; (2) competition, the ability of IGI to grow and manage growth profitably and IGI’s ability to retain its key employees ; (3) changes in applicable laws or regulations ; (4) the outcome of any legal proceedings that may be instituted against the Company ; (5) the potential effects of the COVID - 19 pandemic and emerging variants ; (6) the effects of the hostilities between Russia and Ukraine and the sanctions imposed on Russia by the United States, European Union, United Kingdom and others ; (7) the inability to maintain the listing of the Company’s common shares or warrants on Nasdaq ; (8) the failure to realize the anticipated benefits of the acquisition of EIO ; (9) risks that the Company’s pending tender offer for its warrants may not close, may not close on the timetable anticipated, or may not close without modifications, because of market conditions, warrant holder response, regulatory review, or otherwise ; and (10) other risks and uncertainties indicated in IGI’s filings with the SEC . The foregoing list of factors is not exclusive . In addition, forward - looking statements are inherently based on various estimates and assumptions that are subject to the judgment of those preparing them and are also subject to significant economic, competitive, industry and other uncertainties and contingencies, all of which are difficult or impossible to predict and many of which are beyond the control of IGI . There can be no assurance that IGI’s financial condition or results of operations will be consistent with those set forth in such forward - looking statements . You should not place undue reliance upon any forward - looking statements, which speak only as of the date made . IGI does not undertake or accept any obligation or undertaking to release publicly any updates or revisions to any forward - looking statements to reflect any change in its expectations or any change in events, conditions, or circumstances on which any such statement is based .

Key Market Data (1) Stock Exchange Nasdaq Symbol IGIC Market Cap/Price $383mm / $8.94 Sh. Equity/BVPS $467mm / $10.91 Employees 378 » “Underwriting first” individual risk underwriting strategy focused on profitable growth, diversification, and lower volatility » Underwriting portfolio well - diversified by line of business, product, and territory serviced by 104 underwriters (1) across 8 offices » Performance - based culture with well - respected and recognized leadership and proven expertise in intelligent risk selection across a diverse range of specialty lines » Uniquely positioned to capitalize on market opportunities through dynamic portfolio management across market cycles » Balance sheet strength and stability focused on capital preservation underpinned by a prudent reserving philosophy and conservative investment strategy » Strong shareholder alignment through significant insider ownership (Jabsheh family ownership: 33.0%) Overview IGI is an international specialist (re)insurance group with deep technical expertise providing coverage across a diversified portfolio of specialty lines A A - (1) Data as of June 30, 2023 Commitment to long - term total value creation through growth in tangible book value per share plus dividends 3 International General Insurance Holdings Ltd.

13.0% 12.4% 12.1% 10.3% 0.1% 9.8% 7.0% 10.3% 14.3% 23.7% 34.0% 5% 0% 10% 15% 20% 25% 30% 35% 2013 2014 2015 2016 2017 2018 2019 2020 2021 2022 Track Record of Maximizing Total Value Creation Average ROE 2013 - 6/30/2023: 13.4% CAGR 2013 – 6/30/2023: 5.3% Core Operating Return on Average Shareholders’ Equity Public listing on Nasdaq (1) Tangible Book Value Per Share plus Dividends Q2 2023 Annualized $8.32 4 International General Insurance Holdings Ltd. $9.20 $9.30 $10.43 $10.72 $11.36 $12.17 $10.20 $11.06 $12.01 $14.00 $10 $12 $14 $16 $8 $6 $4 $2 $0 2013 2014 2015 2016 2017 2018 2019 2020 2021 2022 6/30/2023 (1) IGI completed a business combination with Tiberius Acquisition Corp. and began trading on Nasdaq on March 18, 2020. As a result of the Business Combination, $41 million of capital was raised; in addition, IGI’s total shares outstanding were reduced causing a dilutive impact of approximately 33%.

IFC - CA UVE PGR AMSF AIZ CB TRV RLI AFG WRB ALL HIG SIGI FFH - CA BRK.B IGIC ACGL WTM ORI HCI MKL RE THG SAFT CNA EIG CINF RNR JRVR HMN MCY LRE - LON AXS KMPR PRA AIG DGICA ARGO UFCS GBLI SPNT GLRE Return on Tangible Equity and Sharpe Ratio 12/31/2013 - 12/31/2022 Superior Total Value Creation Source: Dowling Research. Note: The chart represents 10 - year average ROTE and Sharpe ratio (or shorter period for companies where 10 years is not available). Sharpe ratio is estimated as the difference between 10 Year average ROTE and 10 Year Mean U.S. Treasury, divided by the Company’s ROTE Standard Deviation. Lower Volatility, Higher Returns Higher Volatility, Higher Returns Higher Volatility, Lower Returns Lower Volatility, Lower Returns » Proven track record of higher, more consistent returns with lower volatility 5 International General Insurance Holdings Ltd.

Global Presence, Local Knowledge » Main underwriting hubs in UK, Europe, Middle East / North Africa, Asia Pacific covering a mix of mature and high - growth, under - represented geographies » Distribution relationships and presence in key territories with high degree of local knowledge, cultural compatibility, and trusted relationships 6 International General Insurance Holdings Ltd.

# Strategy to Maximize Total Value Creation over the Long-term

## Consistent Execution of Underwriting Strategy

- Individual risk underwriting facilitates tighter risk control
- Global footprint, local knowledge, long relationships
- Deep technical expertise, specialized experience
- Dynamic cycle management, focused on lines with strong margins and rate momentum
- Lower volatility, prudent use of reinsurance, managed catastrophe exposure

## Balance Sheet Strength, Prudent Use of Capital

- Maintain optimal level of capital for "underwriting first" strategy; return excess capital in dividends, share repurchases
- Zero financial leverage
- Prudent reserving philosophy
- Conservative investment portfolio structure – high quality fixed income; duration management

## Track Record of Strong Underwriting Results

- Underwriting strategy results in average ~4 pt combined ratio advantage[1] vs. peers
- 10-year average[2] 87.6% combined ratio
- 10-year[2] average 13.1% core operating ROE, including soft market years
- Superior risk adjusted return, low relative volatility[3]

(1) Represents difference in average combined ratios for the period 2013–6/30/2023 between IGIC and peers. Peers include: MKL, ACGL, WRB, RE, RNR, HSX-LON, AXS, RLI, BEZ-LON, ARGO, KNSL, LRE-LON, JRVR and Lloyd's of London
(2) 2013-Q2 2023 (annualized)
(3) Source Dowling Research (see Slide 5)

International General Insurance Holdings Ltd.
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International General Insurance Holdings Ltd. 8 Well - Positioned for Future Total Value Creation Opportunities Build - out of US/European Business » US: $49.7mm 1H 2023, including E&S business; all short - tail, primarily energy, property, and contingency » Europe: $36.8mm 1H 2023; predominantly long - tail lines, supplemented by some short - tail business » Steady growth in short - tail and reinsurance lines where conditions remain strong: cumulative net rate increases at 6/30/2023: 9.6% short - tail; 27.4% treaty reinsurance » Continued build out of long - tail opportunities in Europe, MENA region, and Asia Pacific, with dedicated expertise expanded in these regions » Demonstrated ability to shift underwriting focus with market opportunities Capitalize on Market Opportunities Continued Focus on Diversification and Growth » Expected growth in Nordic markets through acquisition of Norwegian energy MGA » On - the - ground presence in Bermuda with gradual buildout of reinsurance treaty business » Single “hub” underwriting approach promotes efficiency in decision - making across markets » Continuous evaluation of opportunities to enter new lines/markets while maintaining overall risk appetite Prudent Capital Management » Efficient use of capital, prioritizing profitable growth in underwriting first, then returning capital to shareholders through dividends and share repurchases; repurchases 2022/2023 (through June 30, 2023) = 3,082,317 common shares; utilized 62% of current authorization » Current share repurchase authorization of up to 5 million common shares; regular quarterly common share dividend of $0.01 per share » Announced the commencement of an offer to purchase all outstanding warrants (17.25 million) at a purchase price of $0.95 per warrant in cash

Financial Performance Overview Q2 / 1H 2023 Compared to $180.7 mm in Q2’22 Premium growth of 10.5% due to new and renewal business achieving rate increases and improved terms and conditions $199.6 million Gross Written Premium $50.2 million Underwriting Income Compared to $40.3 mm in Q2’22 $40.5 million Net Income Compared to $22.0 mm in Q2’22 73.5% Combined Ratio Compared to 74.9% in Q2’22 34.0% Core Operating ROAE Compared to 31.0% in Q2’22 Increase of 24.6 % due to higher net earned premiums, offsetting a higher level of net losses and net policy acquisition expenses Increase of 84.1% driven by disciplined underwriting, higher net premiums earned, higher net investment income, and 13.1 pts of favorable development Improvement of 1.4 pts due to a higher level of net premiums earned and a lower loss and loss adjustment expenses 3 pt improvement due to higher earned premium, 13.1 pts favorable development, offset by a higher level of losses Compared to $307.1 mm in 1H’22 Premium growth of 21.6% due to new and renewal business achieving rate increases and improved terms and conditions $373.5 million Gross Written Premium $90.0 million Underwriting Income Compared to $82.0 mm in 1H’22 $74.4 million Net Income Compared to $44.2 mm in 1H’22 75.7% Combined Ratio Compared to 73.5% in 1H’22 30.8% Core Operating ROAE Compared to 27.7% in 1H’22 Increase of 9.8% due to higher net earned premiums, offsetting a higher level of net losses and net policy acquisition expenses Increase of 52.7% driven by disciplined underwriting, higher net premiums earned, higher investment income, and 12.3 pts of favorable development Increase due to a 5.4 pts higher loss and loss adjustment expense ratio largely due to EQ in Turkey, flooding in NZ in Q1 3.1 pt improvement due to higher earned premium, 12.3 pts favorable development, offset by a higher level of losses Q2 2023 Six Months to June 30,2023 International General Insurance Holdings Ltd. 9

$0 $100 $200 $300 $400 $500 $600 2012 2014 2019 2020 Property Financial Institutions 2021 General Aviation 2022 GWP Millions Reinsurance Political violence 2013 Energy Contingency 2015 2016 Engineering Inherent Defects Insurance 2017 2018 Marine Professional Lines Earnings Stability Through Broad Diversification » Meaningful diversification by line of business, product, geography, broker distribution, facility vs. individual risk, and short vs. long - tail risks » ~25 lines of business written globally, supported by 8 offices GWP by Line of Business United Kingdom 25% 10 International General Insurance Holdings Ltd. Asia 11% Middle East 10% Europe 10% North America 14% Africa 5% Central America 5% Caribbean 5% Worldwide 2% 10% GWP by Geography 6/30/2023 Australasia South America 2%

$240 $252 $242 $232 $275 $302 $351 $467 $538 $581 $648 87.9% 86.5% 84.3% 87.1% 105.0% 88.7% 94.3% 89.3% 86.5% 78.4% $0 $200 $100 $300 $400 $500 $600 $700 2013 2014 2015 2016 2017 2018 Reinsurance Long - Tail 2019 2020 2021 2022 LTM 6/30/23 Short - Tail IGI Combined Ratio Track Record of Profitable Growth & Strong Cycle Management » Prudent growth and cycle management balancing growth and risk selection » Sound approach to capitalizing on market dislocation » 10 Year (2013 – June 30, 2023) GPW CAGR: 12.0% » 10 Year (2013 – Q2 2023 annualized) combined ratio average: 87.6% Strong Cycle Management 11 International General Insurance Holdings Ltd. GWP $Millions 75.7% * * IGI 1H 2023 combined ratio

$80.6 $47.7 $39.6 $40.5 $61.5 $161.3 $99.0 $66.5 $99.2 $121.0 $125.0 $54.0 89% 88% 86% 84% 87% 105% 89% 94% 89% 86% 78% 0% 20% 40% 60% 80% 100% 120% 140% 160% $0 $20 $40 $60 $80 $100 $120 $140 $160 $180 '12 '13 '14 '15 IGIC Combined Ratio '16 '17 '18 '19 Earthquakes / Tsunamis '20 '21 '22 Q2'23* Specialist Individual Risk Strategy to Protect Capital and Optimize Profitability » 67% individually underwritten as of June 30, 2023; 19% MGA - originated; 14% reinsurance » Class - underwriting profit centers irrespective of geography of risk » In - depth risk assessment of underlying exposure » Facultative reinsurance designed to enhance risk - adjusted returns » Prudent use of treaty reinsurance to protect capital 2021 Hurricane Ida, Winterstorm Uri 2017 Hurricanes Harvey, Irma, Maria 2018 Hurricane Michael, California wildfires Weather Man - made $Billions 2022 Hurricane Ian Source: Swiss Re Institute, PCS, Insurance Information Institute, A.M. Best, IGI. 12 International General Insurance Holdings Ltd.

Asset Allocation Total Investment Portfolio* Credit Quality Bond Portfolio Conservative Investment Strategy » Investment portfolio managed conservatively to ensure on - going ability to pay claims and improve ROE while avoiding undue risk Total Investment Portfolio of $1.032 Billion 6/30/2023 Average Credit Quality: A Duration: 3.1 Years Geographic Diversification Bond Portfolio * Investment properties are presented under Property & Equipment under U.S. GAAP and are no longer part of the investment portfolio, whereas under IFRS it was included in the investment portfolio Equivalents 9% Term Deposits 28% Bonds 57% Equity Securities 5% Real Estate Cash & Cash 1% AAA 2% AA 15% A 55% BBB 28% Non - Investment Grade / Unrated <1% North America 38% 13 International General Insurance Holdings Ltd. UK 9% Europe 15% Australasia 22% Middle East 15% Worldwide 1%

IBNR as % of Total Net Reserves Specialty – Long - Tail as % of Total NPW Prudent Reserving Philosophy Anchored in Conservatism and Balance Sheet Preservation » IBNR reserves reflect growth of specialty long - tail lines (average duration 4 - 7 years) » History of releasing reserves once losses are fully developed » No U.S. casualty exposure Favourable Reserve Development $40 31% 26% 2017 (1) Data based on case + IBNR reserve development. 1H 2023 $24 $27 $23 $9 $6 $6 $16 $28 15% 17% 16% 5% 3% 2% 5% 11% 12% 2015 2016 2017 2018 2019 2020 2021 2022 6/30/2023 Favorable Development / NPE 14 International General Insurance Holdings Ltd. 37% 53% 2017 1H 2023

Commitment to Social Responsibility and Governance Our purpose: To provide peace of mind in times of uncertainty. This is core to our values, our business, and our corporate character. We have a long track record of supporting our people and our communities. IGI Values are Embedded Throughout the Company Mature governance structure: » Majority independent Board with well - defined committees and charters » Robust corporate policies – subject to regular review » ESG Committee established and meets quarterly reporting to Executive and Board History of community and social support: » Significant investment in support of arts, educational, and health initiatives » Culture of participation and giving back to the communities where our people live and work Long standing commitment to Diversity & Inclusion: » Diversified workforce: culture, gender, religion, race, age, etc. » Fourth consecutive year of support for Lloyds of London ‘Dive In Festival’ supporting D&I in insurance; designated country lead for future ‘Dive In’ events in Jordan Sustainability: » ESG Committee developing strategy including sustainability and climate risk initiatives 15 International General Insurance Holdings Ltd.

Appendix

# Selected Financial Data

| ($ in mm) | 2017 | 2018 | 2019 | 2020 | 2021 | 2022 | 2022 | 2023 |
|---|---|---|---|---|---|---|---|---|
| | IFRS (Audited) | | | | U.S. GAAP (Unaudited) | | U.S. GAAP (Unaudited) | |
| | Year Ended December 31, | | | | Year Ended December 31, | | Quarter ended June 30, | |
| **Operating Results:** | | | | | | | | |
| Gross Written Premiums | $275.1 | $301.6 | $349.2 | $467.3 | $537.6 | $582.0 | $180.7 | $199.6 |
| Underwriting Income | $23.6 | $56.1 | $52.0 | $77.4 | $104.0 | $148.6 | $40.3 | $50.2 |
| **Core Operating Income** | **$0.3** | **$29.5** | **$21.6** | **$35.6** | **$53.0** | **$94.2** | **$29.0** | **$38.1** |
| **Core Operating Return on Equity [1]** | **0.1%** | **9.8%** | **7.0%** | **10.3%** | **14.3%** | **23.8%** | **31.0%** | **34.0%** |
| **Key Metrics:** | | | | | | | | |
| Loss Ratio | 59.2% | 46.5% | 54.8% | 53.5% | 51.0% | 41.9% | 40.2% | 38.7% |
| Net policy acquisition expense ratio | 24.7% | 22.9% | 21.1% | 19.2% | 18.3% | 18.6% | 17.8% | 18.9% |
| G&A expense ratio | 21.1% | 19.3% | 18.2% | 16.6% | 17.2% | 17.9% | 16.9% | 15.9% |
| **Combined Ratio** | **105.0%** | **88.7%** | **94.1%** | **89.3%** | **86.5%** | **78.4%** | **74.9%** | **73.5%** |
| **Financial Position:** | | | | | | | | |
| Investments and Cash Portfolio | $489.6 | $505.0 | $604.7 | $775.3 | $886.6 | $958.8 | $878.5 | $1,032.4 |
| Debt | -- | -- | -- | -- | -- | -- | -- | -- |
| Shareholders' Equity | $301.4 | $301.2 | $312.1 | $381.0 | $381.1 | $411.0 | $375.2 | $466.8 |
| Book Value per Share | -- | -- | -- | $8.39 | $8.38 | $9.07 | $8.23 | $10.91 |
| **Select Ratios:** | | | | | | | | |
| *Retention Ratio (NPW / GPW)* | *58.4%* | *67.4%* | *72.2%* | *72.4%* | *71.1%* | *67.9%* | *71.1%* | *75.8%* |
| *Premium Leverage (NPE / Shareholders' Equity)[2]* | *48.7%* | *60.8%* | *71.6%* | *90.8%* | *94.7%* | *98.8%* | *115.2%* | *100.8%* |
| *Debt-to-Total Capitalization Ratio* | *0.0%* | *0.0%* | *0.0%* | *0.0%* | *0.0%* | *0.0%* | *0.0%* | *0.0%* |

(1) Represents annualized core operating income for the period divided by average shareholders' equity; Average shareholders' equity equals the total equity at the reporting period end plus the total equity as of the beginning of the reporting period, divided by 2.
(2) Represents annualized net premium earned for the quarter divided by prior year end shareholders' equity.

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# Summary Income Statement

| | IFRS (Audited) Year Ended December 31, | | | | U.S. GAAP (Unaudited) Year Ended December 31, | | U.S. GAAP (Unaudited) Quarter ended June 30, | |
|---|---|---|---|---|---|---|---|---|
| *($ in mm)* | 2017 | 2018 | 2019 | 2020 | 2021 | 2022 | 2022 | 2023 |
| Gross Written Premiums | $275.1 | $301.6 | $349.2 | $467.3 | $537.6 | $582.0 | $180.7 | $199.6 |
| Ceded Written Premium | (114.3) | (98.2) | (97.1) | (128.9) | (155.2) | (187.0) | (52.3) | (48.4) |
| **Net Written Premiums** | **$160.8** | **$203.4** | **$252.2** | **$338.4** | **$382.4** | **$395.0** | **$128.4** | **$151.2** |
| Net Change in Unearned Premiums | (14.0) | (20.1) | (36.6) | (54.9) | (43.2) | (18.6) | (32.4) | (32.8) |
| **Net Premiums Earned** | **$146.7** | **$183.3** | **$215.5** | **$283.5** | **$339.2** | **$376.4** | **$96.0** | **$118.4** |
| Net Loss and Loss Adjustment Expenses | (86.9) | (85.3) | (118.1) | (151.7) | (173.0) | (157.6) | (38.6) | (45.8) |
| Net Policy Acquisition Expenses | (36.2) | (42.0) | (45.4) | (54.4) | (62.2) | (70.2) | (17.1) | (22.4) |
| **Underwriting Income** | **$23.6** | **$56.1** | **$52.0** | **$77.4** | **$104.0** | **$148.6** | **$40.3** | **$50.2** |
| Net Investment Income | 13.6 | 9.4 | 13.0 | 8.5 | 10.9 | 14.7 | (1.4) | 14.4 |
| General & Administrative Expenses | (30.9) | (35.4) | (39.3) | (46.9) | (58.2) | (67.2) | (16.2) | (18.8) |
| Listing Associated Extraordinary Expenses | - | - | (4.8) | (3.4) | - | - | - | - |
| Other Expenses, net | (1.8) | (1.2) | (1.4) | (4.4) | (2.2) | (1.5) | (0.6) | (0.8) |
| Changes in Fair Value of Derivative Financial Liabilities | - | - | - | (4.4) | 0.7 | 4.6 | 3.4 | (3.3) |
| Change in allowance for credit losses on financial asets | | | | | (3.3) | (3.0) | 0.2 | 0.3 |
| Gain / (Loss) on Foreign Exchange | 2.6 | (3.4) | 5.7 | 2.5 | (3.4) | (3.5) | (5.4) | 1.8 |
| **Net Income Before Tax** | **$7.0** | **$25.6** | **$25.3** | **$29.3** | **$48.5** | **$92.7** | **$21.7** | **$42.9** |
| Tax Expense | 0.0 | (0.1) | (1.7) | (2.1) | (1.8) | (2.9) | 0.3 | (2.4) |
| **Net Income** | **$7.0** | **$25.5** | **$23.6** | **$27.2** | **$46.7** | **$89.8** | **$22.0** | **$40.5** |

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# Reconciliation – Core Operating Earnings

| | IFRS (Audited) | | | |
|---|---|---|---|---|
| | Year Ended December 31, | | | |
| *($ in mm)* | 2017 | 2018 | 2019 | 2020 |
| **Net Income for the period** | **$7.0** | **$25.5** | **$23.6** | **$27.2** |
| Net Realized Losses / (Gains) on Investments (tax adjusted) | (3.1) | (1.3) | (1.0) | (0.9) |
| Net Impairment Losses Recognized in Earnings | 0.1 | 0.0 | (0.0) | - |
| Unrealized Loss (Gain) on Revaluation on Financial Assets[(1)] | - | 0.9 | (1.6) | - |
| Change in Allowance for Credit Losses on Investments | - | - | - | 0.3 |
| Unrealized Losses / (Gains) on Investments (tax adjusted)[(1)] | (0.1) | - | - | - |
| Fair Value Losses / (Gains) on investment properties | - | - | 0.3 | 2.0 |
| Fair value (Gain) / Loss on investment properties held through associates | (1.0) | 0.9 | 0.4 | 1.5 |
| Changes in Fair Value of Derivative Financial Liabilities | - | - | - | 4.4 |
| Net Foreign Exchange (Gain) / Loss (Tax Adjusted)[(1)] | (2.6) | 3.4 | (4.9) | (2.3) |
| Listing Associated Extraordinary Expenses[(2)] | - | - | 4.8 | 3.4 |
| **Core Operating Income** | **$0.3** | **$29.5** | **$21.6** | **$35.6** |

| | U.S. GAAP (Unaudited) | | U.S. GAAP (Unaudited) | | U.S. GAAP (Unaudited) | |
|---|---|---|---|---|---|---|
| | Year Ended December 31, | | Quarter Ended June 30, | | Six Months Ended June 30, | |
| | 2021 | 2022 | 2022 | 2023 | 2022 | 2023 |
| Net Income For the Period | **$46.7** | **$89.8** | **$22.0** | **$40.5** | **$44.2** | **$74.4** |
| Net realized (gain) loss on investments (tax adjusted) [(1)] | (0.3) | 0.7 | -- | 0.1 | -- | -- |
| Net unrealized (gain) loss on investments (tax adjusted) [(1)] | 3.8 | 5.3 | 6.1 | (4.5) | 7.1 | (7.8) |
| Change in allowance for credit losses on investments (tax adjusted)[(1)] | 0.2 | 0.1 | (0.2) | (0.3) | 0.7 | (0.4) |
| Change in fair value of derivative financial liabilities | (0.7) | (4.6) | (3.4) | 3.3 | (5.3) | 3.4 |
| Net foreign exchange loss (gain) (tax adjusted) [(1)] | 3.3 | 2.9 | 4.5 | (1.0) | 5.6 | (2.1) |
| Core Operating Income | **$53.0** | **$94.2** | **$29.0** | **$38.1** | **$52.3** | **$67.5** |

(1) Represents a non-GAAP financial measure as the line item balances reported in the "Summary Income Statement" have been adjusted for the related tax impact.
(2) Related to the business combination with Tiberius Acquisition Corp. in March 2020.

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For more information: 20 International General Insurance Holdings Ltd. Investor Relations Robin Sidders (Head of Investor Relations) Email: Robin.Sidders@iginsure.com Telephone: +44 2072 200100 Mobile: +44 7384 514785